Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

Matthew R. DiClemente

MDiClemente@stradley.com

215.564.8173

January 26, 2021

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	James Alpha Funds Trust (the “Trust”)

File No. 333-251519

Registration Statement on Form N-14

Dear Messrs. Orlic and Burak:

On behalf of the Trust, attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended (the “1933 Act”) is the electronic version of the Trust’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Registration Statement”) containing a joint proxy statement/prospectus and a related statement of additional information to accomplish the following:

•	The title of the securities being registered are Class I and Class R6 shares of beneficial interest, without par value, of the James Alpha Macro Fund, James Alpha Total Hedge Portfolio, James Alpha EHS Fund, James Alpha Event Driven Fund, James Alpha Family Office Fund, and James Alpha Relative Value Fund, each a series of the Trust, in connection with the solicitation of shareholders of the corresponding series of The Saratoga Advantage Trust to approve the reorganization of their funds into the new series of the Trust; and
•	The title of the securities being registered are Class A, Class C, Class I, and Class R6 shares of beneficial interest, without par value, of the James Alpha Global Real Estate Investments Fund, James Alpha Multi Strategy Alternative Income Fund, James Alpha Managed Risk Domestic Equity Fund, James Alpha Managed Risk Emerging Markets Equity Fund, James Alpha Hedged High Income Fund, and James Alpha Structured Credit Value Fund, each a series of the Trust, in connection with the solicitation of shareholders of the corresponding series of The Saratoga Advantage Trust to approve the reorganization of their funds into the new series of the Trust

       The Registration Statement is being filed to: (1) respond to comments from the Staff of the Securities and Exchange Commission (the “Commission”) on the Trust’s initial Registration Statement on Form N-14, which was filed with the Commission on December 18, 2020; (2) make certain other changes; and (3) incorporate by reference to definitive copies of prospectuses and statements of additional information recently filed by the Trust and The Saratoga Advantage Trust.

The Trust separately filed an acceleration request pursuant to Rule 461 of the 1933 Act, requesting that the Registration Statement be declared effective on January 26, 2021, or as soon thereafter as practicable.

Please direct questions and comments relating to this filing to me at the above number.

Sincerely,

/s/ Matthew R. DiClemente

Matthew R. DiClemente, Esquire